FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM ANNOUNCES PROPOSED PUBLIC OFFERING OF COMMON SHARES

CAMBRIDGE, MA, September 9, 2020 - Trillium Therapeutics Inc. ("Trillium" or the "Company") (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has commenced a public offering of up to 8,500,000 common shares (the "Common Shares") of the Company (the "Offering"). In addition, Trillium intends to grant the underwriters a 30-day option to purchase up to an additional number of Common Shares equal to 15% of the Common Shares offered in the Offering.

The Company intends to use the net proceeds of the Offering for its ongoing and planned clinical trials for its CD47 program, including drug supply and for working capital and general corporate purposes.

Cowen and Evercore ISI are acting as joint book-running managers for the Offering.

No Common Shares will be offered or sold in Canada as part of this Offering. The Offering is subject to market conditions, as well as a number of closing conditions, including Nasdaq Capital Market ("Nasdaq") and Toronto Stock Exchange ("TSX") approvals, and there can be no assurance as to whether or when the Offering may be completed, or the actual size or terms of the Offering. For the purposes of TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible inter-listed issuers on a recognized exchange, such as Nasdaq.

The Offering is being made to purchasers outside of Canada pursuant to a U.S. registration statement on Form F-3 (File No. 333-237810), declared effective by the United States Securities and Exchange Commission (the "SEC") on May 4, 2020. A preliminary prospectus supplement relating to the Offering will be filed with the SEC.

Before you invest, you should read the prospectus supplement and the other documents the Company has filed for more complete information about the Company and the Offering. Copies of the prospectus supplement will be available for free by visiting the SEC's website at www.sec.gov or the Company's profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, copies of the prospectus supplement will be available upon request by contacting Cowen and Company, LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department, by email at PostSaleManualRequests@broadridge.com or by telephone at (833) 297-2926 or by contacting Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 36th Floor, New York, New York 10055, or by telephone at (888) 474-0200, or by email at ecm.prospectus@evercore.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Trillium Therapeutics:

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company's two clinical programs, TTI-621 and TTI-622, target CD47, a "don't eat me" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com.

Caution Regarding Forward-Looking Information:

This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements relating to Trillium's plans to consummate the Offering and the intended use of net proceeds therefrom and the planned reliance on the exemption set forth in Section 602.1 of the TSX Company Manual. There can be no assurance that Trillium will be able to complete the Offering on the anticipated terms, or at all. You should not place undue reliance on these forward-looking statements. Actual results may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to whether or not the Company will be able to raise capital through the sale of shares, the final terms of the Offering, market and other conditions, the satisfaction of customary closing conditions related to the Offering, the impact of general economic, industry or political conditions in the United States, Canada or elsewhere internationally, the discretion of our management with respect to the use of the net proceeds, and the risks and uncertainties facing Trillium set forth in the prospectus supplement and Trillium's Annual Information Form for the year ended December 31, 2019 filed with Canadian securities authorities and on Form 40-F with the SEC, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Company Contact:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Contact:

Mike Beyer
Sam Brown Inc.

312-961-2502

mikebeyer@sambrown.com